UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 40-F

☒	Registration statement pursuant to Section 12 of the Securities Exchange Act of 1934
or
☐	Annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended	Commission File Number

American Lithium Corp.
(Exact name of Registrant as specified in its charter)

British Columbia	1000	Not applicable
(Province or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

1030 West Georgia St., Suite 710
Vancouver, BC, Canada V6E 2Y3
(604) 428-6128
(Address and telephone number of Registrant’s principal executive offices)

C T Corporation System

1015 15th Street N.W., Suite 1000

Washington, DC 20005

(202) 572-3133
(Name, address (including zip code) and telephone number (including area code) of agent for service in the United States)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Shares, no par value	AMLI	Nasdaq Capital Market

Securities registered pursuant to Section 12(g) of the Act: None.

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

For annual reports, indicate by check mark the information filed with this Form:

☐ Annual information form	☐ Audited annual financial statements

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: N/A

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days. ☐ Yes ☒ No

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). ☐ Yes      ☐ No

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 12b-2 of the Exchange Act.

Emerging growth company ☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act. ☐

The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

EXPLANATORY NOTE

American Lithium Corp. (the “Company” or the “Registrant”) is a Canadian issuer eligible to file its registration statement pursuant to Section 12 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), on Form 40-F pursuant to the multi-jurisdictional disclosure system of the Exchange Act. The Company is a “foreign private issuer” as defined in Rule 3b-4 under the Exchange Act. Equity securities of the Company are accordingly exempt from Sections 14(a), 14(b), 14(c), 14(f) and 16 of the Exchange Act pursuant to Rule 3a12-3.

FORWARD LOOKING STATEMENTS

This Registration Statement and the documents incorporated by reference herein may contain "forward-looking information" and “forward-looking statements” within the meaning of applicable securities legislation ("forward-looking statements"). All statements, other than statements of historical fact, are forward-looking statements. Forward-looking statements relate to future events or future performance and reflect management’s expectations or beliefs regarding future events and include, but are not limited to, statements regarding the business, operations, outlook and financial performance and condition of the Company; potential benefits from the acquisition of Plateau Energy Metals Inc. (“Plateau”) and its subsidiaries; plans, objectives and advancement of the TLC Property, the Falchani Project and Macusani Project (each as defined below, and collectively, the “Projects”); exploration drilling plans, in-fill and expansion drilling plans and other work plans, exploration programs and development plans to be conducted; results of exploration, development and operations; expansion of resources and testing of new deposits; environmental and social community and other permitting; timing, type and amount of capital and operating and exploration expenditures, as well as future production costs; estimation of mineral resources and mineral reserves; realization of mineral reserves; preliminary economic assessments, including the assumptions and parameters upon which they are based, and the timing and amount of future estimated production; development and advancement of the Projects; success of mining operations; treatment under regulatory regimes; ability to realize value from the Company’s assets; adequacy of the Company’s financial resources; environmental matters, including reclamation expenses; insurance coverage; title disputes or claims, including the status of the "Precautionary Measures" filed by the Company's subsidiary Macusani Yellowcake S.A.C. (“Macusani”), the outcome of the administrative process, the judicial process, and any and all future remedies pursued by the Company and its subsidiary Macusani to resolve the title for 32 of its concessions; the anticipated New Uranium Regulations affecting Peru; and limitations on insurance coverage any other statements regarding the business plans, expectations and objectives of the Company; and any other information contained herein that is not a statement of historical fact. In certain cases, forward-looking statements can be identified by the use of words such as "plans", "expects" or "does not expect", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates" or "does not anticipate", or "believes", or variations of such words and phrases or statements that certain actions, events or results "may", "could", "would", "might" or "will be taken", "occur" or "be achieved" or the negative of these terms or comparable terminology. In this document, certain forward-looking statements are identified by words including "may", "future", "expected", "intends" and "estimates".

Forward-looking statements are based on management’s reasonable estimates, expectations, analyses and opinions at the date the information is provided and is based on a number of assumptions and subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking statements. Assumptions upon which such forward-looking statements are based include, without limitation: that no significant event will occur outside the ordinary course of business of the Company; the Company’s ability to achieve its stated goals and objectives, including the anticipated benefits of the acquisition of Plateau and its subsidiaries; legislative and regulatory environment; impact of increasing competition; current technological trends; price of lithium, uranium and other metals; costs of development and advancement; anticipated results of exploration and development activities; the ability to operate in a safe and effective manner; and the ability to obtain financing on reasonable terms. Readers are cautioned that the foregoing list is not exhaustive. Further, the aforementioned assumptions may be affected by the negative disruptive effect of the novel coronavirus (“COVID-19”) pandemic, which has resulted in a widespread health crisis that has already affected the economies and financial markets of many countries around the world. The international response to the spread of COVID-19 has led to significant restrictions on travel; temporary business closures; quarantines; global stock market and financial market volatility; a general reduction in consumer activity; operating, supply chain and project development delays and disruptions; and declining trade and market sentiment, all of which have and could further affect commodity prices, interest rates, credit ratings and credit risk. The continuing and additional business interruptions, expenses and delays relating to COVID-19, could have a material adverse impact on the Company’s plans, operations, financial condition and the market for its securities; however, as at the date of this Registration Statement, such cannot be reasonably estimated. Although the Company believes that the current opinions and expectations reflected in such forward-looking statements are reasonable based on information available at the time, undue reliance should not be placed on forward-looking statements since the Company can provide no assurance that such opinions and expectations will prove to be correct.

All forward-looking statements are inherently uncertain and subject to a variety of assumptions, risks and uncertainties, including risks, uncertainties and assumptions related to: the Company’s ability to achieve its stated goals, including the anticipated benefits of the acquisition of Plateau and its subsidiaries or that integration of the companies will not occur as planned or such integration will be more difficult, time consuming or costly than expected; the estimated valuation of the Company being accurate; the estimated costs associated with the advancement of the Projects; legislative changes that impact operations of the Company; risks and uncertainties relating to the COVID-19 pandemic and the extent and manner to which measures taken by governments and their agencies, the Company or others to attempt to reduce the spread of COVID-19 could affect the Company, which could have a material adverse impact on many aspects of the Company’s businesses including but not limited to: the ability to access mineral properties for indeterminate amounts of time, the health of the employees or consultants resulting in delays or diminished capacity, social or political instability in Peru which in turn could impact the Company’s ability to maintain the continuity of its business operating requirements, may result in the reduced availability or failures of various local administration and critical infrastructure, reduced demand for the Company’s potential products, availability of materials, global travel restrictions, and the availability of insurance and the associated costs; the anticipated New Uranium Regulations affecting Peru; risks related to the certainty of title to the properties of the Company, including the status of the “Precautionary Measures” filed by the Company’s subsidiary Macusani, the outcome of the administrative process, the judicial process, and any and all future remedies pursued by the Company and its subsidiary Macusani to resolve the title for 32 of its concessions; the ongoing ability to work cooperatively with stakeholders, including, but not limited to, local communities and all levels of government; the potential for delays in exploration or development activities and other effects due to global pandemics, such as the COVID-19 pandemic; the interpretation of drill results, the geology, grade and continuity of mineral deposits; variations in ore reserves, grade and recover rates; changes in project parameters as plans continue to be refined; the possibility that any future exploration, development or mining results will not be consistent with expectations; risks that permits or approvals will not be obtained as planned or delays in obtaining permits or approvals; mining and development risks, including risks related to accidents, equipment breakdowns, labour disputes (including work stoppages, strikes and loss of personnel) or other unanticipated difficulties with or interruptions in exploration and development; other risks of the mining industry; risks related to commodity price and foreign exchange rate fluctuations; risks related to foreign operations; the cyclical nature of the industry in which the Company operate; risks related to failure to obtain adequate financing on a timely basis and on acceptable terms or delays in obtaining governmental approvals; risks related to environmental regulation and liability; political and regulatory risks associated with mining and exploration; risks related to the uncertain global economic environment and the effects upon the global market generally, and due to the COVID-19 pandemic measures taken to reduce the spread of COVID19, any of which could continue to negatively affect global financial markets, including the trading price of the Company’s shares and could negatively affect the Company’s ability to raise capital and may also result in additional and unknown risks or liabilities to the Company. Other risks and uncertainties related to prospects, properties and business strategy of the Company are identified in the “Risk Factors” section of the Company’s Annual Information Form for the year ended February 28, 2021, attached hereto as Exhibit 99.29 and in the documents incorporated by reference herein.

Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. The Company does not undertake to update any forward-looking statements that are contained herein, except in accordance with applicable securities laws.

DIFFERENCES IN UNITED STATES AND CANADIAN REPORTING PRACTICES

The Registrant is permitted, under a multi-jurisdictional disclosure system adopted by the United States, to prepare this report in accordance with Canadian disclosure requirements, which are different from those of the United States. The Registrant prepares its consolidated financial statements, which are filed with this report on Form 40-F, in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and the audit is subject to Canadian auditing and auditor independence standards.

RESOURCE AND RESERVE ESTIMATES

The resource estimates in this Registration Statement and the documents incorporated by reference herein have been prepared in accordance with the requirements of the securities laws in effect in Canada, which differ from the requirements of United States securities laws. All resource estimates in this Registration Statement and the documents incorporated by reference herein have been prepared in accordance with the guidelines set out in National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”) and the Canadian Institute of Mining and Metallurgy Classification System. The terms “mineral resource“, “measured mineral resource“, “indicated mineral resource“ and “inferred mineral resource“ used in this in this Registration Statement and the documents incorporated by reference herein are defined in NI 43-101. The United States Securities and Exchange Commission (the “SEC”) has mineral property disclosure rules in Regulation S-K Subpart 1300 applicable to issuers with a class of securities registered under the Securities Exchange Act of 1934 (the “Exchange Act”), which rules were updated effective February 25, 2019 (the “SEC Mineral Property Rules”) with compliance required for the first fiscal year beginning on or after January 1, 2021. The Company is not required to provide disclosure on its mineral properties under the SEC Mineral Property Rules or their predecessor rules under the SEC Mineral Property Rules because it is a “foreign private issuer” under the Exchange Act and entitled to file reports with the SEC under MJDS.

Investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be upgraded to a higher category. Investors are further cautioned that “inferred mineral resources” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. Under Canadian rules, estimates of “inferred mineral resources” may not form the basis of feasibility or pre-feasibility studies, except in rare cases. Accordingly, information contained in this Registration Statement and the documents incorporated by reference herein containing descriptions of the Company’s mineral deposits may not be comparable to similar information made public by United States companies subject to the reporting and disclosure requirements under United States federal securities laws and the rules and regulations thereunder.

PRINCIPAL DOCUMENTS

In accordance with General Instruction B.(1) of Form 40-F, the Registrant hereby incorporates by reference Exhibits 99.1 through 99.107 inclusive, as set forth in the Exhibit Index attached hereto.

In accordance with General Instruction D.(9) of Form 40-F, the Registrant has filed the written consent of certain experts named in the foregoing Exhibits as Exhibits 99.95 through 99.107 as set forth in the Exhibit Index attached hereto.

TAX MATTERS

Purchasing, holding, or disposing of securities of the Registrant may have tax consequences under the laws of the United States and Canada that are not described in this Registration Statement on Form 40-F.

DESCRIPTION OF COMMON SHARES

The required disclosure is included under the heading “Capital Structure” in the Registrant’s Annual Information Form for the year ended February 28, 2021, attached hereto as Exhibit 99.29.

CURRENCY

Unless otherwise indicated, all dollar amounts in this Registration Statement on Form 40-F are in Canadian dollars. The exchange rate of Canadian dollars into United States dollars, on February 28, 2022 based upon the daily exchange rate as quoted by the Bank of Canada was U.S.$1.00 = Cdn.$1.2698.

CONTRACTUAL OBLIGATIONS

The following table lists, as of February 28, 2022, information with respect to the Registrant’s known contractual obligations.

	Payments due by period
Contractual Obligations	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Long-Term Debt Obligations	$894,794	$287,779	$607,015	-	-
Capital (Finance) Lease Obligations	$284,859	$63,637	$190,911	$30,311	-
Operating Lease Obligations	-	-	-	-	-
Purchase Obligations	-	-	-	-	-
Other Long-Term Liabilities Reflected on the Company’s Balance Sheet under the GAAP of the primary financial statements	-	-	-	-	-
Total	$1,318,782	$351,416	$797,926	$30,311	-

UNDERTAKING

The Registrant undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to the securities registered pursuant to Form 40-F or transactions in said securities.

CONSENT TO SERVICE OF PROCESS

The Registrant has concurrently filed a Form F-X in connection with the class of securities to which this Registration Statement relates.

Any change to the name or address of the Registrant’s agent for service shall be communicated promptly to the Commission by amendment to the Form F-X referencing the file number of the Registrant.

SIGNATURES

Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized.

AMERICAN LITHIUM CORP.

	By:	/s/ Simon Clarke
Name: Simon Clarke
Date: December 21, 2022		Title: Chief Executive Officer & Director

EXHIBIT INDEX

The following documents are being filed with the Commission as Exhibits to this Registration Statement:

Exhibit	Description
99.1	News Release dated March 4, 2021
99.2	News Release dated March 23, 2021
99.3	News Release dated April 29, 2021
99.4	News Release dated May 3, 2021
99.5	Material Change Report dated May 5, 2021
99.6	News Release dated May 11, 2021
99.7	News Release dated May 20, 2021
99.8	Material Change Report dated May 21, 2021
99.9	News Release dated June 17, 2021
99.10	Consolidated Financial Statements of American Lithium Corp. for the years ended February 28, 2021 and February 29, 2020 (Audited)
99.11	Management’s Discussion and Analysis of American Lithium Corp. for the year ended February 28, 2021
99.12	Certification of Annual Filings Venture Issuer Basic Certificate of American Lithium Corp. in connection with filing of annual financial statements and annual MD&A by CFO dated June 25, 2021
99.13	Certification of Annual Filings Venture Issuer Basic Certificate of American Lithium Corp. in connection with filing of annual financial statements and annual MD&A by CEO dated June 25, 2021
99.14	News Release dated June 29, 2021
99.15	News Release dated June 30, 2021
99.16	Notice of Meeting and Record Date to be held on September 9, 2021
99.17	Amended Notice of Meeting and Record Date to be held on September 9, 2021
99.18	Business Acquisition Report dated July 20, 2021
99.19	Certification of Interim Filings Venture Issuer Basic Certificate of American Lithium Corp. in connection with filing of interim financial statements and interim MD&A by CFO dated July 30, 2021
99.20	Certification of Interim Filings Venture Issuer Basic Certificate of American Lithium Corp. in connection with filing of interim financial statements and interim MD&A by CEO dated July 30, 2021
99.21	Management’s Discussion and Analysis of American Lithium Corp. for the three months ended May 31, 2021
99.22	Condensed Interim Consolidated Financial Statements of American Lithium Corp. for the three months ended May 31, 2021 and 2020 (Unaudited)
99.23	News Release dated August 5, 2021
99.24	Notice of Annual General and Special Meeting of Shareholders to be held on September 9, 2021
99.25	American Lithium Corp. Notice of Annual General and Special Meeting of Shareholders and Management Information Circular to be held on September 9, 2021
99.26	Form of Proxy of American Lithium Corp. for Special Meeting to be held on September 9, 2021
99.27	News Release dated August 19, 2021
99.28	News Release dated August 25, 2021
99.29	Annual Information Form of American Lithium Corp. for the financial year ended February 28, 2021
99.30	Certification of Annual Filings in connection with voluntarily filed AIF by CFO dated August 27, 2021
99.31	Certification of Annual Filings in connection with voluntarily filed AIF by CEO dated August 27, 2021
99.32	News Release dated September 8, 2021
99.33	News Release dated September 9, 2021
99.34	News Release dated September 15, 2021
99.35	News Release dated September 22, 2021
99.36	News Release dated September 28, 2021
99.37	News Release dated October 5, 2021
99.38	News Release dated October 13, 2021
99.39	News Release dated October 14, 2021
99.40	Certification of Interim Filings Venture Issuer Basic Certificate of American Lithium Corp. in connection with filing of interim financial report and interim MD&A by CFO dated October 29, 2021
99.41	Certification of Interim Filings Venture Issuer Basic Certificate of American Lithium Corp. in connection with filing of interim financial report and interim MD&A by CEO dated October 29, 2021
99.42	Management’s Discussion and Analysis of American Lithium Corp. for the six months ended August 31, 2021
99.43	Condensed Interim Consolidated Financial Statements of American Lithium Corp. for the three and six months ended August 31, 2021 and 2020 (Unaudited)
99.44	News Release dated November 2, 2021
99.45	News Release dated November 3, 2021
99.46	Common Share Purchase Warrant Indenture by and between American Lithium Corp. and TSX Trust Company dated November 3, 2021
99.47	Agency Agreement by and among American Lithium Corp., Eight Capital, Echelon Wealth Partners Inc., TD Securities Inc., and Roth Canada ULC dated November 3, 2021
99.48	Material Change Report dated November 10, 2021
99.49	News Release dated November 16, 2021
99.50	News Release dated November 25, 2021
99.51	News Release dated December 1, 2021
99.52	News Release dated January 11, 2022
99.53	Certification of Interim Filings Venture Issuer Basic Certificate of American Lithium Corp. in connection with filing of interim financial report and interim MD&A by CFO dated January 31, 2022
99.54	Certification of Interim Filings Venture Issuer Basic Certificate of American Lithium Corp. in connection with filing of interim financial report and interim MD&A by CEO dated January 31, 2022
99.55	Management’s Discussion and Analysis of American Lithium Corp. for the nine months ended November 30, 2021
99.56	Condensed Interim Consolidated Financial Statements of American Lithium Corp. for the three and nine months ended November 30, 2021 and 2020 (Unaudited)
99.57	News Release dated February 16, 2022
99.58	News Release dated February 24, 2022
99.59	News Release dated March 1, 2022
99.60	News Release dated March 8, 2022
99.61	Notice to the British Columbia Securities Commission & Alberta Securities Commission dated April 29, 2022
99.62	Letter From Successor Auditor dated April 29, 2022
99.63	Letter From Former Auditor dated April 29, 2022
99.64	News Release dated May 26, 2022
99.65	News Release dated June 1, 2022
99.66	Notice of Meeting and Record Date for the Annual General and Special Meeting of Shareholders to be held on August 22, 2022
99.67	News Release dated June 27, 2022
99.68	Consolidated Financial Statements of American Lithium Corp. for the years ended February 28, 2022 and February 28, 2021 (Audited)
99.69	Management’s Discussion and Analysis of American Lithium Corp. for the year ended February 28, 2022
99.70	Certification of Annual Filings Venture Issuer Basic Certificate of American Lithium Corp. in connection with filing of annual financial statements and annual MD&A by CFO dated June 28, 2022
99.71	Certification of Annual Filings Venture Issuer Basic Certificate of American Lithium Corp. in connection with filing of annual financial statements and annual MD&A by CEO dated June 28, 2022
99.72	News Release dated July 5, 2022
99.73	News Release dated July 11, 2022
99.74	News Release dated July 14, 2022
99.75	Voting Instruction Form for the Annual General and Special Meeting to be held on August 22, 2022
99.76	Request Form for Financial Statements of American Lithium Corp. for the 2022 Fiscal Year
99.77	Notice of the Annual General and Special Meeting of Shareholders to be held on August 22, 2022
99.78	American Lithium Corp. Notice of Annual General and Special Meeting of Shareholders and Management Information Circular to be held on August 22, 2022
99.79	Form of Proxy of American Lithium Corp. for Special Meeting to be held on August 22, 2022
99.80	Condensed Interim Consolidated Financial Statements of American Lithium Corp. for the three months ended May 31, 2022 and 2021 (Unaudited)
99.81	Management’s Discussion and Analysis of American Lithium Corp. for the three months ended May 31, 2022
99.82	Certification of Interim Filings Venture Issuer Basic Certificate of American Lithium Corp. in connection with filing of interim financial report and interim MD&A by CFO dated July 29, 2022
99.83	Certification of Interim Filings Venture Issuer Basic Certificate of American Lithium Corp. in connection with filing of interim financial report and interim MD&A by CEO dated July 29, 2022
99.84	News Release dated August 2, 2022
99.85	News Release dated August 22, 2022
99.86	News Release dated August 24, 2022
99.87	News Release dated October 4, 2022
99.88	Certification of Interim Filings Venture Issuer Basic Certificate of American Lithium Corp. in connection with filing of interim financial report and interim MD&A by CFO dated October 31, 2022
99.89	Certification of Interim Filings Venture Issuer Basic Certificate of American Lithium Corp. in connection with filing of interim financial report and interim MD&A by CEO dated October 31, 2022
99.90	Management’s Discussion and Analysis of American Lithium Corp. for the six months ended August 31, 2022
99.91	Condensed Interim Consolidated Financial Statements of American Lithium Corp. for the three and six months ended August 31, 2022 and 2021 (Unaudited)
99.92	News Release dated November 2, 2022
99.93	News Release dated December 1, 2022
99.94	News Release dated December 7, 2022
99.95	Consent of Derek Loveday
99.96	Consent of Bruce Kienlen
99.97	Consent of Jared Olson
99.98	Consent of Ted O’Connor
99.99	Consent of Jarett Quinn
99.100	Consent of Phil Newall
99.101	Consent of John Murphy
99.102	Consent of Michael Short
99.103	Consent of David Alan Thompson
99.104	Consent of Valentine Eugene Coetzee
99.105	Consent of John Joseph Riordan
99.106	Consent of Manning Elliot LLP
99.107	Consent of Ernst & Young LLP